Exhibit 99.5

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 5 September 2002 that they disposed on that date of 50,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,256,445 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 5 September 2002:- Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary


5 September 2002